Exhibit 99.2

February 16, 2016

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: Catalyst Paper Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	April 27, 2016
Record date for notice:	March 14, 2016
Record date for voting:	March 14, 2016
Beneficial ownership determination date:	March 14, 2016
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non- objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Judy Power
Associate Manager, Trust Central Services
cc: CDS & Co. (via e-mail)